AD 7/24

KM 7/30



12060922

SECURIT[...] [...]MISSION

**OMB APPROVAL**

OMB Number: 3235-0123
SEC FILE NUMBER
8-16560

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN - 8 2012
DIVISION OF TRADING & MARKETS

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

**REPORT FOR THE PERIOD BEGINNING** 01/01/11 (MM/DD/YY) **AND ENDING** 12/31/11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

**NAME OF BROKER-DEALER: DARWOOD ASSOCIATES, INC.**

OFFICIAL USE ONLY

FIRM ID. NO.

**ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)**

284 U.S. HIGHWAY 206
(No. and Street)

HILLSBOROUGH (City) NEW JERSEY (state) 08844 (Zip Code)

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**

JULIUS RENDINARO 908-874-3600
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

**INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report***

KBL, LLP
(Name - if individual, state *last, first, middle name)*

110 WALL STREET, 11TH FLOOR (Address) NEW YORK (City) NEW YORK (state) 10005 (Zip Code)

**CHECK ONE:**
**[X] Certified Public Accountant**
**[ ] Public Accountant**
**[ ] Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240-17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I JULIUS RENDINARO swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DARWOOD ASSOCIATES, INC. as of DECEMBER 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Julius Rendinaro
Signature

Pres.
Title

February 24, 2012

Notary Public

MARIE A. BACKES
NOTARY PUBLIC, State of New York
No. 43 0125065
Qualified in Richmond County
Commission Expires on March 30, ~~19~~ 2015

This report** contains (check all applicable boxes):

[ X] (a) Facing page
[ X] (b) Statement of Financial Condition.
[ X ] (c) Statement of Income (Loss).
[ X ] (d) Statement of Cash Flows.
[ X ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ X ] (g)Computation of Net Capital.
[ X ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ X ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ X ] (j)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ X ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[ X] (l) An Oath or Affirmation.
[ X ] (m)A copy of the SIPC Supplemental Report.
[ X ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# DARWOOD ASSOCIATES INC.
# FINANCIAL STATEMENTS
# AND SUPPLEMENTARY INFORMATION
# FOR THE YEAR ENDED
# DECEMBER 31, 2011

## Contents


KBL
LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

## Independent Auditors' report

Darwood Associates Inc.
Hillsborough, New Jersey

We have audited the accompanying statement of financial condition of Darwood Associates Inc. (the "Company") as of December 31, 2011 and the related statements of operations, changes in stockholders' equity and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Darwood Associates Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*KBL, LLP*

KBL, LLP
New York, NY

February 23, 2012



110 Wall Street, 11th Floor, New York, NY 10005 212.785-9700

# DARWOOD ASSOCIATES INC.
# STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2011

**Assets**

| | | |
|---|---|---|
| Cash | $ | 8,845 |
| Commission receivable | | 20,781 |
| Investments | | 14,763 |
| Clearing deposit | | 35,000 |
| Security deposits and other assets | | 1,891 |
| **Total assets** | **$** | **81,280** |

**Liabilities and Stockholders' Equity**

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 24,867 |
| **Total liabilities** | | **24,867** |
| **Stockholders' equity** | | |
| Common stock | | 50,000 |
| Retained earnings | | 6,413 |
| **Total stockholders' equity** | | **56,413** |
| **Total liabilities and stockholders' equity** | **$** | **81,280** |

*See independent auditors' report and the accompanying notes to the financial statements.*

**DARWOOD ASSOCIATES INC.**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED**
**DECEMBER 31, 2011**

| | | |
|---|---|---|
| **Revenue** | | |
| Commissions | $ | 534,942 |
| **Total revenue** | | **534,942** |
| **Operating expenses** | | |
| Salaries and wage related expenses | | 265,607 |
| Commission | | 13,600 |
| Professional fees | | 9,589 |
| Travel | | 21,136 |
| Rent | | 24,851 |
| Insurance | | 30,996 |
| Telephone | | 22,575 |
| Office expenses | | 67,068 |
| Regulatory fees | | 13,217 |
| Meals and entertainment | | 42,534 |
| Automobile expenses | | 5,734 |
| Charitable contributions | | 700 |
| Dues and subscriptions | | 2,935 |
| Miscellaneous expenses | | 13,530 |
| **Total operating expenses** | | **534,072** |
| **Income from operations before other income (expense)** | | **870** |
| **Other income (expense)** | | |
| Unrealized gain on investment | | 498 |
| **Total other income (expense)** | | **498** |
| **Income from operations before provision for income taxes** | | **1,368** |
| **Provision for income taxes** | | |
| Federal and state income expense | | (4,836) |
| **Total provision for income taxes** | | **(4,836)** |
| **Net loss** | **$** | **(3,468)** |

*See independent auditors' report and the accompanying notes to the financial statements.*

**DARWOOD ASSOCIATES INC.**
**STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY**
**FOR THE YEAR ENDED**
**DECEMBER 31, 2011**

| | | *Common stock* | | *Retained Earnings* | | *Total stockholder's equity* |
|---|---|---|---|---|---|---|
| Balance, beginning | $ | 50,000 | $ | 9,881 | $ | 59,881 |
| Net loss | | | | (3,468) | | (3,468) |
| **Balance, ending** | **$** | **50,000** | **$** | **6,413** | **$** | **56,413** |

*See independent auditors' report and the accompanying notes to the financial statements.*

**DARWOOD ASSOCIATES INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED**
**DECEMBER 31, 2011**

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net loss | $ | (3,468) |
| Adjustments to reconcile net loss to net cash (used in) operating activities | | |
| Unrealized gain on investments | | (498) |
| Changes in operating assets and liabilities | | |
| (Increase) in commission receivable | | (2,148) |
| Decrease in security deposit and other assets | | 2,750 |
| (Decrease) in accounts payable and accrued expenses | | (91) |
| **Net cash (used in) operating activities** | | **(3,455)** |
| **(Decrease) in cash** | | **(3,455)** |
| Cash , beginning of year | | 12,300 |
| **Cash , end of year** | **$** | **8,845** |

| | | |
|---|---|---|
| **Supplementary disclosures of cash flow information** | | |
| Cash paid during the year for: | | |
| Income taxes | $ | 610 |
| Interest expense | | 0 |

*See independent auditors' report and the accompanying notes to the financial statements.*

## *NOTE 1– SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

*Organization*

Darwood Associates Inc. ("the Company") is registered as a broker and dealer in securities pursuant to Section 15 (b) of the Securities and Exchange Act of 1934.

The Company was incorporated on April 1, 1971 in the State of New York.

*Recently Issued Accounting Pronouncements:*

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

*Cash and cash equivalents*

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

*Basis of Presentation*

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States.

*Accounting basis*

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

*Fixed assets*

Fixed assets are stated at cost. Depreciation is computed using accelerated and straight-line methods over the following estimated useful lives:

| *Description* | *Estimated useful life* |
|---|---|
| Furniture, fixtures and equipment | 5-7 years |

*NOTE 1– SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

*Income taxes*

The Company accounts for income taxes using the asset and liability method, under which deferred tax assets and liabilities are determined based upon the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred taxes also are recognized for operating losses that are available to offset future taxable income.

*Investments*

Trading and investments are carried at fair market value, with unrealized gains and losses reported in net earnings. Realized gains or losses are computed based on specific identification of the securities sold and are charged or credited to current earnings. Purchases and sales of investments and the related commission revenue and expense are recorded on a trade date basis which is generally three business days before settlement.

*Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

*NOTE 2 – CLEARING DEPOSIT*

As of December 31, 2011, the Company has a $35,000 deposit with RBC Capital Markets pursuant to the Fully Disclosed Clearing Agreement.

*NOTE 3 – OPERATING LEASE*

The Company leases its facilities in New Jersey under lease agreements expiring June 30, 2014. In addition, the Company leases space in New York, on renewable one-year terms. Future minimum lease payments are as follows:

| | | |
|---|---|---|
| December 31, 2012 | $ | 16,200 |
| December 31, 2013 | | 16,500 |
| December 31, 2014 | | 8,400 |
| Total | $ | 41,100 |

*NOTE 4 – INVESTMENTS*

The Company purchased 300 warrants divided into four tranches to purchase shares of common stock of The NASDAQ Stock Market, Inc. The first two tranches expired worthless. The Company exercised the warrant for the third tranche and paid $4,500 for 300 shares of restricted stock in 2005. In 2006, the Company exercised the warrant for the fourth tranche and paid $4,800 for 300 shares of restricted stock. As of December 31, 2011, all restrictions on the marketability of the stock were lifted. Accordingly, the Company now carries the security as an allowable asset for net capital purposes at market value.

*NOTE 5 - SUBSEQUENT EVENTS*

The Company evaluated events occurring between the end of its fiscal year, December 31, 2011, and February 23, 2012 when the financial statements were issued.

## DARWOOD ASSOCIATES INC.
## COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2011

| | | |
|---|---|---|
| **Net capital** | | |
| Total equity capital | $ | 56,413 |
| Liabilities subordinated to claims of general creditors allowable in computation of net capital | | |
| Non-allowable assets | | 1,891 |
| **Net capital before haircuts and undue concentration on securities positions** | | **54,522** |
| Haircuts and undue concentration on securities positions | | 3,584 |
| **Net Capital** | **$** | **50,938** |

| | | |
|---|---|---|
| **Aggregate indebtedness** | | |
| Items included in the statement of financial condition | | |
| Accounts payable and accrued expenses | $ | 24,867 |
| Less: short positions payable | | ( 0) |
| | **$** | **24,867** |
| Ratio: aggregate indebtedness to net capital | | .49 to 1 |

| | | |
|---|---|---|
| **Computation of basic net capital requirement** | | |
| Minimum net capital required based on 6 2/3% of aggregate indebtedness | $ | 1,658 |
| **Computation of basis net capital requirement** | | |
| Minimum net capital required | $ | 5,000 |
| Excess net capital | $ | 45,938 |

**Reconciliation of December 31, 2011 audited computation of net capital and Company's unaudited December 31, 2011 Part IIA filing.**

| | | |
|---|---|---|
| Unaudited December 31, 2011 net capital per December 31, 2011 Part IIA filing | $ | 52,734 |
| Audit adjustments | | (1,796) |
| **Net capital** | **$** | **50,938** |

*See independent auditors' report and the accompanying notes to the financial statements.*

**DARWOOD ASSOCIATES INC.**
**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934**
**DECEMBER 31, 2011**

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

*See independent auditors' report and the accompanying notes to the financial statements.*

**DARWOOD ASSOCIATES INC.**
**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3**
**DECEMBER 31, 2011**

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

*See independent auditors' report and the accompanying notes to the financial statements.*


KBL
LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

## Independent Auditors' Report on Internal Control

To the Director of
Darwood Associates Inc.
New York, New York

In planning and performing our audit of the financial statements of Darwood Associates, Inc. (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



110 Wall Street, 11th Floor, New York, NY 10005 212.785-9700

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the members, the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

*KBL, LLP*

KBL, LLP
New York, NY

February 23, 2012

**DARWOOD ASSOCIATES INC.**
**SUPPLEMENTAL SIPC REPORT**
**FOR THE YEAR ENDED**
**DECEMBER 31, 2011**

## Supplemental SIPC Report

To the Director
Darwood Associates Inc.
Hillsborough, NJ

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation (SIPC) assessments and payments of Darwood Associates Inc. for the year ended December 31, 2011, which were agreed to by Darwood Associates Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authorities, solely to assist you and the other specified parties in evaluating Darwood Associates Inc's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Darwood Associates Inc.'s management is responsible for Darwwod Associates Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries, noting no differences;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2011 to December 31, 2011 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7), noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of the opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the informational and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*KBL, LLP*

KBL, LLP
New York, NY

February 23, 2012



110 Wall Street, 11th Floor, New York, NY 10005 212.785-9700

**DARWOOD ASSOCIATES INC.**
**DETERMINATION OF "SIPC NET OPERATING REVENUES"**
**AND GENERAL ASSESSMENT**
**FOR THE YEAR ENDED DECEMBER 31, 2011**
**SCHEDULE OF ASSESSMENT PAYMENTS**

| | | |
|---|---|---|
| General Assessment | | $ 1,268.68 |
| Less Payments Made: | | |
| Date Paid | Amount | |
| 7/28/11 | $ 648.62 | |
| | | 648.62 |
| Interest on late payment(s) | | |
| Total Assessment Balance and Interest Due | | $ 620.06 |
| Payment made with Form SIPC 7 | | $ 620.06 |

*See independent auditors' report and the accompanying notes to the financial statements.*

## DARWOOD ASSOCIATES INC.
## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT
## FOR THE YEAR ENDED DECEMBER 31, 2011

| | |
|---|---|
| Total revenue | $ 535,440 |
| Additions: | |
| Various (list) | |
| Total additions | $ -- |
| Deductions: | |
| Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products | 25,694 |
| Net gain from securities in investment accounts | 498 |
| Other | 1,777 |
| Total deductions | $ 27,969 |
| SIPC NET OPERATING REVENUES | $ 507,471 |
| GENERAL ASSESSMENT @ .0025 | $ 1,268.68 |

*See independent auditors' report and the accompanying notes to the financial statements.*